Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (206) 266-7010

Jeffrey P. Bezos
Chairman, President and Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, WA 98144-2734

> **Re: Amazon.com, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 0-22513**

Dear Mr. Bezos:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 13

1. We note your response to comment 6 in our letter dated August 21, 2007. Please identify all companies against which you benchmark total compensation or any material element of compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 21

2. We note your response to comment 10 in our letter dated August 21, 2007 and reissue that comment. In addition to the disclosure you have undertaken to provide, please disclose the identity of the employee who shares the same household as Brian Valentine and the identity of the brothers of Kal Raman.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: L. Michelle Wilson
       Senior Vice President, General Counsel and
        Secretary